# SEC Schedule 13D/A (Amendment No. 28) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CARNIVAL CORP, CIK 0000815097
CUSIP: 143658300
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 3655 NW 87TH AVE, PO BOX 1347, MIAMI, Florida (FL), 33178
Date of event which requires filing of this statement: 11/25/2025
Amends the filing with accession number 0000950142-24-000344
Filed by CIK 0001142244
Persons authorized to receive notices and communications: Enrique Miguez, Esq., Carnival Corporation, 3655 N.W. 87th Avenue, Miami, Florida (FL), 33178-2428, 305-599-2600

## Reporting persons
- MA 1994 B SHARES LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 80,736,445; shared voting power 0; sole dispositive power 80,736,445; shared dispositive power 0; aggregate amount beneficially owned 80,736,445 (6.92% of the class)
- MA 1994 B SHARES, INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 80,736,445; shared voting power 0; sole dispositive power 80,736,445; shared dispositive power 0; aggregate amount beneficially owned 80,736,445 (6.92% of the class)
- ARISON MICKY MEIR (CIK 0001142244): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 85,670,611; shared voting power 8,472,297; sole dispositive power 0; shared dispositive power 94,142,908; aggregate amount beneficially owned 94,142,908 (8.06% of the class)
- RICHARD L. KOHAN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 1,000; shared voting power 8,472,297; sole dispositive power 1,000; shared dispositive power 94,143,908; aggregate amount beneficially owned 94,144,908 (8.06% of the class)
- KLR, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 83,158,949; aggregate amount beneficially owned 83,158,949 (7.12% of the class)
- NICKEL 2015-94B TRUST: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 80,736,445; shared voting power 0; sole dispositive power 80,736,445; shared dispositive power 0; aggregate amount beneficially owned 80,736,445 (6.92% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CARNIVAL CORP
Address of issuer's principal executive offices: 3655 NW 87TH AVE, PO BOX 1347, MIAMI, Florida (FL), 33178
Comment:
The Schedule 13D relating to Carnival Corporation is being filed by MA 1994 B Shares, L.P. ("B Shares, L.P."), MA 1994 B Shares, Inc. ("B Shares, Inc."), Micky Arison, Richard L. Kohan, KLR, LLC, and Nickel 2015-94 B Trust (collectively, the Reporting Persons). This Amendment No. 28 is being filed to reflect the transactions described in Item 3 below. The Schedule 13D is hereby amended as follows:

Item 1. Security and Issuer

No material change.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On November 25, 2025, Nickel 2025-05 Trust No. 2, a trust for the benefit of Micky Arison and his family, received 8,472,297 Shares in a distribution from Artsfare 2023-05 Trust No. 2 in connection with the passing of Marilyn B. Arison.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended and restated in its entirety as follows:

All ownership percentages set forth herein assume that there are 1,167,541,049 Shares outstanding, representing the total number of shares reported by Carnival Corporation as of September 22, 2025 in its Quarterly Report on Form 10-Q filed on September 29, 2025.

(a) and (b)(i)

(i) B Shares, L.P. beneficially owns an aggregate of 80,736,445 Shares (approximately 6.92% of the total number of Shares outstanding), which its holds directly. B Shares, L.P. has sole voting and dispositive power with respect to all such Shares.

(ii) B Shares, Inc. beneficially owns an aggregate of 80,736,445 Shares (approximately 6.92% of the total number of Shares outstanding), by virtue of being the general partner of B Shares, L.P. B Shares, Inc. has sole voting and dispositive power with respect to all such Shares.

(iii) Micky Arison beneficially owns an aggregate of 94,142,908 Shares (approximately 8.06% of the total number of Shares outstanding), 80,736,445 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2015-94 B Trust, 8,472,297 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the trust instrument for the Nickel 2025-05 Trust No. 2, and 2,422,504 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several trusts for the benefit of his children, and 2,511,662 Shares with respect to which he has a beneficial interest by virtue of the interest and authority granted to him under the instruments for several grantor-retained annuity trusts. Micky Arison has sole voting and shared dispositive power with respect to the 80,736,445 Shares indirectly held by the Nickel 1994 "B" Trust, the 2,422,504 Shares held by trusts for the benefit of Micky Arison's children and the 2,511,662 Shares held by grantor-retained annuity trusts. Micky Arison has shared voting and dispositive power with respect to the 8,472,297 Shares held by Nickel 2025-05 Trust No. 2.

(vii) Richard L. Kohan beneficially owns an aggregate of 94,144,908 Shares (approximately 8.06% of the total Shares outstanding), by virtue of being a trustee of Nickel 2003 Revocable Trust, a trustee of Nickel 2025-05 Trust No. 2, the sole member of KLR, LLC and owning 1,000 Shares indirectly and 1,000 Shares directly. Mr. Kohan has shared dispositive power with respect to the 2,422,504 Shares held by trusts for the benefit of Micky Arison's children, the 80,736,445 Shares indirectly held by the Nickel 2015-94 B Trust and the 2,511,662 Shares held by grantor-retained annuity trusts. Mr. Kohan has shared voting and dispositive power with respect to the 8,472,297 Shares held by Nickel 2025-05 Trust No. 2 and the 1,000 Shares held by his wife and sole voting and dispositive power with respect to the 1,000 Shares he holds directly.

(viii) KLR, LLC beneficially owns an aggregate of 83,158,949 Shares (approximately 7.12% of the total number of Shares outstanding), by virtue of being a distribution adviser of the Nickel 2015-94 B Trust and various trusts for the benefit of Micky Arison's children. KLR, LLC has shared dispositive power with respect to the 80,736,445 Shares indirectly held by the Nickel 2015-94 B Trust and the 2,422,504 Shares held by trusts for the benefit of Micky Arison's children. Accordingly, KLR, LLC may be deemed to beneficially own such Shares for which it exercises voting and/or dispositive power. KLR, LLC disclaims beneficial ownership of all such Shares.

(ix) Nickel 2015-94 B Trust beneficially owns an aggregate of 80,736,445 Shares (approximately 6.92% of the total number of Shares outstanding), by virtue of being the sole stockholder of B Shares, Inc., the general partner of B Shares, L.P. Nickel 2015-94 B Trust has sole voting and dispositive power with respect to all such Shares.

(xi) The Reporting Persons, as a group, beneficially own an aggregate of 94,144,908 Shares (approximately 8.06% of the total number of Shares outstanding). The Reporting Persons, as a group, have sole voting and dispositive power over all such Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).
Transactions in the class effected during the past sixty days: See Item 3.
Other persons with the right to receive dividends or sale proceeds: Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by such Reporting Person.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The following exhibits have been filed with this Schedule 13D/A.

Exhibit 55 Joint Filing Agreement, dated as of November 25, 2025, among MA 1994 B Shares, L.P., MA 1994 B Shares, Inc., Micky Arison, Richard L. Kohan, Nickel 2015-94 B Trust, and KLR, LLC.

## Signatures
- MA 1994 B SHARES LP: /s/ Richard L. Kohan, Richard L. Kohan, Attorney-in-fact (11/26/2025)
- MA 1994 B SHARES, INC.: /s/ Richard L. Kohan, Richard L. Kohan, Attorney-in-fact (11/26/2025)
- ARISON MICKY MEIR: /s/ Richard L. Kohan, Richard L. Kohan, Attorney-in-fact (11/26/2025)
- RICHARD L. KOHAN: /s/ Richard L. Kohan, Richard L. Kohan (11/26/2025)
- KLR, LLC: /s/ Richard L. Kohan, Richard L. Kohan, President (11/26/2025)
- NICKEL 2015-94B TRUST: /s/ Richard L. Kohan, Richard L. Kohan, Attorney-in-fact (11/26/2025)